UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            UNUMProvident Corporation
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   91529Y 10 6
                                   -----------
                                 (CUSIP Number)

                                 Not Applicable
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [X]      Rule 13d-1(c)   (see Note at top of page 3)

 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)




                                Page 1 of 5 Pages

CUSIP No.    91529Y 10 6


1   Name of Reporting Person:    Charlotte M. Heffner
    I.R.S. Identification No. of above person (entities only):    Not Applicable

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only


4   Citizenship or Place of Organization:  United States

       NUMBER OF         5      Sole Voting Power:  1,760,875 Shares*
        SHARES
     BENEFICIALLY        6      Shared Voting Power:  14,963,601 Shares
       OWNED BY
         EACH            7      Sole Dispositive Power:  676,045 Shares*
       REPORTING
        PERSON           8      Shared Dispositive Power:  16,138,571 Shares
         WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                             16,814,616 Shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions):             [X]

11  Percent of Class Represented by Amount in Row (9):  7.03%

12  Type of Reporting Person:                      IN


--------
     *Including 7,811 shares issuable upon exercise of options.



                                Page 2 of 5 Pages

     Note: This Schedule 13G of Charlotte Maclellan Heffner is being filed in lieu of further amendments to the Schedule 13D filed with respect to her beneficial ownership of the Common Stock of UNUMProvident Corporation (formerly Provident Companies, Inc.). Such Schedule 13D was last amended by Amendment No. 4 thereto, dated July 26, 1999, and filed with the Securities and Exchange Commission on that date. There has been no change in Mrs. Heffner's beneficial ownership as reported in the said Schedule 13D Amendment No. 4, only a change in her status to a "passive investor" described in Rule 13d-1(c).

Item 1.

(a) Name of Issuer:            UNUMProvident Corporation

(b) Address of Issuer's Principal Executive Offices:   2211 Congress Street
                                                       Portland, Maine  04122

Item 2.

(a) Name of Person Filing: Charlotte M. Heffner

(b) Address of Principal Business
      Office or, if none, Residence:            1991 West Paces Ferry Road, N.W.
                                                Atlanta, Georgia  30327-2515

(c) Citizenship:      United States

(d) Title of Class of Securities:      Common Stock, par value $.10 per share

(e) CUSIP Number:  91529Y 10 6

Item 3.

    Not applicable.

Item 4.    Ownership

(a) Amount beneficially owned:  16,814,616 shares

(b) Percent of class:          7.03%




                                Page 3 of 5 Pages

(c) Number of shares as to which the person has:

     (i)   sole power to vote or to direct the vote: 1,760,875 shares*

     (ii)  shared power to vote or to direct the vote: 14,963,601 shares

     (iii) sole  power to dispose  or to direct  the  disposition  of:  676,045 shares*

     (iv) shared power to dispose or to direct the disposition of: 16,138,571 shares

-----------

     *Including 7,811 shares issuable upon exercise of options.

     Certain members of the Maclellan family, including Mrs. Heffner, and trusts and charitable organizations affiliated with them have been prominent in the stock ownership and management of the Issuer and its predecessor companies since 1887. Mrs. Heffner hereby disclaims that she and other members of the Maclellan family constitute a "group" of beneficial owners of Common Stock as such term is used in Section 13(d) of the Exchange Act and the rules and regulations of the Securities and Exchange Commission thereunder.

Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the Group

     Not applicable. See Item 4.



                                Page 4 of 5 Pages

Item 9.    Notice of Dissolution of Group

     Not applicable.

Item 10.   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 5, 1999


                                                     /s/Charlotte M. Heffner
                                                     -----------------------
                                                     Charlotte M. Heffner



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